March 23, 2011

BY EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4631
Washington, D.C. 20549

Re:	Tangerine Holdings Inc
Registration Statement on Form S-1 Filed December 7, 2010

File No. 333-171015
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Tangerine Holdings Inc (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-171015), including all amendments and exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement because we no longer intend to register the offer and sale of the securities to the public at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate it if you would please provide to the undersigned, facsimile number (775-201-8331), a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

Should you have any questions regarding this matter, please contact the undersigned at (775) 851-7397.

Sincerely,
/s/ Randall Farr
Randall Farr
President